UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F x Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __ No x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No x

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2022

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT
FOR FIRST QUARTER 2022

Panama City, Republic of Panama, May 4, 2022 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”), announced today its Board of Directors’ approval of a quarterly cash dividend of US$0.25 per share corresponding to the first quarter of 2022.

The cash dividend is payable June 1, 2022 to the Bank’s stockholders as of May 16, 2022 record date.

As of March 31, 2022, Bladex had 36,267,555.73 shares outstanding of all classes.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Investor Relations E-mail address: ir@bladex.com. Tel.: (+507) 210-8563 Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este, Panama, Republic of Panama